Exhibit 7.1

NOVA Chemicals Corporation

Computation of Ratio of Earnings to Fixed Charges

			July 6 -	Jan. 1 -
			Dec. 31,	July 5,	Year ended Dec. 31
	Year ended Dec. 31		2009(2)	2009(2)	2008(2)	2007(2)
(U.S. dollars in millions)	2011(1)	2010(1)	Successor	Predecessor
Earnings:
Income (loss) from continuing operations	$608	$237	$9	$(236)	$121	$450
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax expense (recovery)	215	124	7	(62)	(63)	46
Fixed charges	182	205	93	102	175	197
Capitalized interest, net of amortization of capitalized interest	—	—	(1)	—	—	(1)
Total Earnings	$1,005	$566	$108	$(196)	$233	$692

Fixed Charges:
Interest expense	182	205	93	102	175	197
Pre-tax earnings required to cover preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$182	$205	$93	$102	$175	$197

Earnings to Fixed Charges Excess (Deficiency)	$823	$361	$15	$(298)	$58	$495
Ratio of Earnings to Fixed Charges (3) (4)	5.5	2.8	1.2	N/A	1.3	3.5

(1)	Based on numbers prepared in accordance with International Financial Reporting Standards
(2)	Based on numbers prepared in accordance with U.S. GAAP
(3)

For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest. “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings required to cover preferred stock dividends.

(4)	For the period January 1, 2009 to July 5, 2009, earnings were insufficient to cover fixed charges by approximately $298 million, and this ratio is not meaningful.